Exhibit 99.1

Claude Resources Inc. Provides Date for Q3 Results and Conference Call

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, Oct. 26, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") will release its 2015 third quarter financial and operating results prior to market open on November 5, 2015. In addition to the news release, the Company will host a conference call and webcast on November 5, 2015 beginning at 2:00 PM Eastern Time to discuss the results.

To participate in the conference call, please dial 1-888-231-8191 or 1-647-427-7450. A replay of the conference call will be available until November 12, 2015 by calling 1-855-859-2056 and entering the passcode 64017914.

To view and listen to the webcast on November 5, 2015, please use the following URL in your web browser:

http://event.on24.com/r.htm?e=1079626&s=1&k=E8F4ABD5D40DFBB509CC988B0F95B1A0

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 17:00e 26-OCT-15